Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. completes $20,000,000 bought deal

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, April 24 /CNW Telbec/ - Claude Resources Inc. ("Claude" or the
"Company") (TSX: CRJ, AMEX: CGR) is pleased to announce today that it has completed the offering, on a bought deal basis, to a syndicate of underwriters co-led by National Bank Financial Inc. and RBC Dominion Securities Inc. (the
"Underwriters") previously announced on March 29, 2007. The offering consisted of a total of 12,500,000 common shares at a price of Cdn $1.60 per share, for gross proceeds of Cdn $20,000,000. In addition, the Underwriters have exercised the over-allotment option to purchase an additional 1,875,000 common shares at a price of Cdn $1.60 per share for additional gross proceeds of
Cdn $3,000,000, resulting in the aggregate issuance under the offering of
14,375,000 common shares of the Company for aggregate gross proceeds of
Cdn $23,000,000.
    The Company proposes to use the net proceeds from this offering primarily to advance exploration programs at its Madsen and Seabee area properties and for general corporate purposes.
    Claude's focus is gold exploration and mining. In addition to the Seabee goldmine and surrounding exploration properties, the Company owns the Madsen exploration project in Red Lake, Ontario, Canada. This project includes a
10,000 acre property with a mill, shaft and permitted tailings facilities. The
Company also owns oil and natural gas assets located in Alberta and
Saskatchewan.
    The Company has 92.1 million common shares outstanding (96.6 million fully diluted) and is listed on the Toronto and American Stock Exchanges
(TSX - CRJ; AMEX - CGR).

    The securities offered were not registered under the United States
Securities Act of 1933, as amended, and were not offered or sold in the United
States absent an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.
    %CIK: 0001173924

    /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Rick Johnson, Chief Financial Officer, (306)
668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; Edith English:
eenglish(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717;
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:13e 26-APR-07